April 5, 2017

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Registration Statement on Form S-1
File No. 333-207888

Ladies and Gentlemen:

Elevate Credit, Inc. (the “Company”) hereby rescinds its request for acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-207888), which it submitted as of April 4, 2017. If and when the Company shall request acceleration of the effectiveness of its registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company shall submit a new written acceleration request to your attention.

Very truly yours,

Elevate Credit, Inc.

By:	/s/ Christopher Lutes
Name:	Christopher Lutes
Title:	Chief Financial Officer